UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AKOUOS, INC.

(Name of Subject Company)

AKOUOS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

00973J 101

(CUSIP Number of Class of Securities)

Emmanuel Simons, Ph.D., M.B.A.

President and Chief Executive Officer

Akouos, Inc.

645 Summer Street

Suite 200

Boston, Massachusetts 02210

(857) 410-1818

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rosemary G. Reilly, Esq. Joseph Conahan, Esq. Andrew Bonnes, Esq. Molly Fox, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000	Karoline K. Shair, Ph.D., J.D. Chief Legal Officer Akouos, Inc. 645 Summer Street Suite 200 Boston, Massachusetts 02210 (857) 410-1818

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Akouos, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2022 (as it may be further amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Kearny Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), in exchange for (i) $12.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 31, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Parent and Purchaser with the SEC on October 31, 2022. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new Item 8(h) immediately following Item 8(g) (entitled “Cautionary Note Regarding Forward-Looking Statements”):

“(h) Certain Litigation.

On October 31, 2022, Ryan O’Dell, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Akouos, Inc., et al., Case No. 1:22-cv-9313 (the “O’Dell Complaint”). On November 10, 2022, Brian Dixon, a purported stockholder of the Company, filed a complaint in the United States District Court for the District of Delaware, captioned Dixon v. Akouos, et al., Case No. 1:22-cv-01479-UNA (the “Dixon Complaint” and, together with the O’Dell Complaint, the “Complaints”). The Complaints name as defendants the Company and each member of the Company Board. The Complaints allege, among other things, that the defendants violated Sections 14(d),

14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder by omitting and/or misrepresenting certain material facts related to the transaction from the Schedule 14D-9 filed by the Company on October 31, 2022. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) recission of the Merger Agreement or rescissory damages, (iii) other damages purportedly incurred on account of the alleged omissions or misstatements, and (iv) an award of plaintiff’s costs and disbursements of the action, including attorneys’ and expert fees and expenses. In addition, the Dixon Compliant seeks a declaration that the defendants violated Section 14(a) and/or 20(a) of the Exchange Act.

The Company also received (a) one demand letter on November 3, 2022, sent on behalf of Alex Ciccotelli, a purported stockholder of the Company (the “Ciccotelli Demand”), (b) two demand letters on November 8, 2022, sent on behalf of Marc Waterman (the “Waterman Demand”) and Christopher Scott (the “Scott Demand”), each a purported stockholder of the Company, (c) two demand letters on November 9, 2022, sent on behalf of James Ayer (the “Ayer Demand”) and Tim Chase (the “Chase Demand”), each a purported stockholder of the Company, (d) two demand letters on November 10, 2022, sent on behalf of David Elliot (the “Elliot Demand”) and Miriam Nathan (the “Nathan Demand”), each a purported stockholder of the Company, and (e) one demand letter on November 11, 2022, sent on behalf of Sean Riley (the “Riley Demand”), a purported stockholder of the Company. Each of the Ciccotelli Demand, the Waterman Demand, the Scott Demand, the Ayer Demand, the Chase Demand, the Elliot Demand, the Nathan Demand and the Riley Demand alleges omissions of material information with respect to the transaction from the Schedule 14D-9 filed by the Company on October 31, 2022 and demands that the Company promptly provide stockholders with additional disclosure. In addition, each of the Ayer Demand and the Nathan Demand includes a draft complaint, which contains allegations and requests for relief substantially consistent with those set forth in the Complaints, and states an intention to file such complaint.

The outcome of the matters described above cannot be predicted with certainty. However, the Company believes that the allegations in the Complaints, the Ciccotelli Demand, the Waterman Demand, the Scott Demand, the Ayer Demand, the Chase Demand, the Elliot Demand, the Nathan Demand and the Riley Demand are without merit. Additional complaints may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, the Company, Parent and/or Purchaser will not necessarily announce such additional complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022	Akouos, Inc.

	By:	/s/ Emmanuel Simons
Name: Emmanuel Simons
Title: President and Chief Executive Officer